1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: YUM! Brands, Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

YUM! Brands, Inc.
Vote Yes: Item #6 - Comprehensive Policy on Sustainable Packaging

Annual Meeting: May 16, 2019

CONTACT: Conrad MacKerron | mack@asyousow.org

EXECUTIVE SUMMARY

•	The company lacks a comprehensive policy on sustainable packaging. YUM Brands continues to use harmful polystyrene foam[1] packaging in some areas, while competitor McDonald’s stopped using foam globally last year. YUM Brands continues to use plastic straws virtually everywhere, whereas competitor Starbucks agreed to eliminate plastic straws by 2020.

•	McDonald’s has committed to collect all post-consumer packaging onsite through front-of-house recycling or composting by 2025, YUM has not.

•	Polystyrene foam, plastic straws and related fast food packaging creates huge problems post-consumer and downstream. Plastic packaging is a prime component of ocean gyre pollution, which threatens marine animals and potentially, human health. An estimated 8 million tons of plastics are dumped in oceans annually and oceans may contain more plastic than fish by weight by 2050.[2] This has led nine countries and more than 100 U.S. cities or counties to ban foam packaging.

•	Non-recycled packaging like foam cups and plastic straws exacerbate existing efforts to recycle more post-consumer packaging. The Environmental Protection Agency (EPA) says there is no significant recovery of foam food service packaging in the U.S.

•	Leaders of 15 major companies called for phase out of use of polystyrene for packaging purposes in January 2017.

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1 Polystyrene foam applications for food service containers and cups are often erroneously referred to as Styrofoam, which is a trademark of Dow Chemical Corp., used for building applications of polystyrene foam, not food service.

2 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

2019 Proxy Memo
YUM! Brands | Comprehensive Policy on Sustainable Packaging

•	The company has not shown awareness of the potential for polystyrene waste and plastic straws to create brand risk, or shown evidence of plans to phase out polystyrene packaging globally, or to provide front-of-house recycling for customer packaging.

•	Shareholders and the company would benefit from the report requested by the proposal. The report would demonstrate that board and management is aware of and has studied the environmental and brand risk posed by polystyrene foam waste, plastic straws and other packaging waste, and has developed a strategy to deal with it.

RESOLUTION SUMMARY

The proposal asks YUM to issue a report detailing efforts to achieve environmental leadership through a comprehensive policy on sustainable packaging. Proponents believe that a comprehensive policy on sustainable packaging should address plastic straws, polystyrene beverage and food containers, and policies for front of house packaging recycling.

WHY THIS IS IMPORTANT

Polystyrene (PS) foam beverage cups, plastic straws, and other kinds of packaging are a major contributor to ocean gyre pollution, which has been found to be harmful to fish and birds. These materials are regularly found on Ocean Conservancy’s annual list of the top 10 items collected during its annual coastal cleanup. Styrene has occupational safety concerns in its production and has been listed as a possible human carcinogen. Foam is rarely recycled, and safer alternatives are readily available. Plastic straws are not recyclable.

Some of YUM’s business segments continue to use PS foam-based packaging for food containers 20+ years after McDonald’s phased out use of PS-based clamshell food containers, and after McDonald’s phased out all PS use globally at the end of 2018.

Polystyrene foam used for coffee cups, takeout containers and packing materials, is rarely recycled. In 2012, EPA’s annual solid waste report estimated that just 3.8% of PS foam food containers were recycled in the U.S. By 2013, EPA said “no significant recovery” was identified. Due to its extreme light weight, it can become easily airborne and is often swept into waterways and is one of the top items found in ocean beach cleanups. Foam packaging materials break down into small indigestible pellets which marine animals mistake for food. Ingestion can result in malnutrition, intestinal blockage, buildup of toxics, and death as demonstrated in birds, turtles, and whales.

PS foam has also been shown to transfer hazardous chemicals to wildlife. Plastics absorb toxics like dioxins, pesticides, and metals from water, transferring them to the marine food web and potentially to human diets, increasing risk of adverse effects to wildlife and humans. PS foam may pose a higher risk to marine animals than other plastics due to its hazardous constituent chemicals and research showing it can accumulate high concentrations of water borne toxins in a short time frame.3  Polystyrene has caused decreased reproduction in laboratory populations of oysters and fish.4

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3 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4140420/

4 http://www.pnas.org/content/113/9/2430.abstract

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2019 Proxy Memo
YUM! Brands | Comprehensive Policy on Sustainable Packaging

MAJOR COMPANIES CALL FOR PHASE OUT OF POLYSTYRENE

The leaders of 15 major companies recommended phasing out polystyrene for packaging purposes in a report released in January 2017. “The New Plastics Economy – Catalyzing Action,” released at the World Economic Forum in Davos, recommended replacing polystyrene, expanded polystyrene (EPS), and polyvinyl chloride as packaging materials globally. The report singled out these three materials as “uncommon” plastic packaging materials whose replacement would make a “huge impact.” Replacing these materials would enhance the economics of recycling and reduce the potential negative impact of these materials as “substances of concern.” The report noted that PS is often used for takeout food packaging and contaminated with waste food, making it harder to recycle. The report was endorsed by leading brands including Coca-Cola Co., Danone, L’Oreal, Marks & Spencer, Mars, PepsiCo, Procter & Gamble, and Unilever.

NINE COUNTRIES AND 100 U.S. JURISDICTIONS HAVE BANNED FOAM

Antigua and Barbuda, Bangladesh, Barbados, France, Guyana, Haiti, Rwanda, Taiwan, and states in India and Malaysia have enacted bans on foam packaging. More than 100 U.S. cities or counties have banned or restricted foam packaging. The problem can be exacerbated in developing countries with less sophisticated solid waste management systems. Recent scientific research estimates that one half of ocean plastic deposition comes from several rapidly developing Asian countries, several of which have limited collection systems.

POLYSTYRENE AND OTHER PLASTICS POLLUTE THE MARINE ENVIRONMENT

Management has not explicitly acknowledged growing evidence that PS foam and plastic straws contributes significantly to pollution of the world’s oceans which clogs waterways, damages marine ecosystems, and impairs the marine food web. Management needs to recognize that its packaging creates significant global pollution problems downstream and that its cups found on beaches creates brand risk.

Huge gyres of swirling plastic particles have been identified in five ocean areas (North and South Pacific, North and South Atlantic, Indian). Researchers estimate that 150 million tons of plastics circulate in the gyres, spread across about 16 million square kilometers of ocean surface—about the size of the U.S. and Australia combined.

The U.S. Environmental Protection Agency says degraded plastics in these ocean gyres pose threats to marine animals,5 and potentially to human health.6 Food and beverage packaging and containers are among the top 5 items found on beaches and coastlines7.

A recent study published in Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight. A recent Ocean Conservancy report concludes that poorly designed waste management systems, not just beach litter, sewage, or blowing plastic, contribute substantially to ocean plastic, particularly in developing markets.8

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5 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

6 http://www.epa.gov/region9/marine-debris/faq.html

7 http://www.oceanconservancy.org/our-work/marine-debris/check-out-our-latest-trash.html

8 Ocean Conservancy, 2015, Stemming the Tide: Land based strategies for a plastic-free ocean, http://www.oceanconservancy.org/our-work/marine-debris/mckinsey-report-files/full-report-stemming-the.pdf

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2019 Proxy Memo
YUM! Brands | Comprehensive Policy on Sustainable Packaging

An assessment of marine debris by a panel of the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...”9

Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry, a 2014 UN Environment Program report estimated the natural capital cost of plastic use in the consumer goods sector each year at $75 billion, about $13 billion of which is due to damage to marine ecosystems.10

COMPANY ACTIONS

The company recently informed As You Sow that a January 2019 commitment by its KFC segment to make all plastic-based, consumer-facing packaging recoverable or reusable by 2025 includes phasing out use of foam, however we cannot find this explicitly stated in printed company documents. The company also suggested the KFC commitment includes developing front-of-house recycling options, but this too was based on a conversation and is not explicitly stated as a commitment in company documents. Even if this is the case, the company has made no similar commitments for its Taco Bell or Pizza Hut brands.

Further, YUM does not appear to know in which markets its various brands—KFC, Taco Bell, Pizza Hut—still use foam, which suggests management inattention to an important environmental issue, posing a brand risk.

The company has taken even fewer apparent actions with regard to phasing out plastic straws. We were unable to find any brand-wide specific commitments to ban or replace plastic straws; the only announced commitment we found was 84 KFC restaurants in Singapore.

RESPONSE TO COMPANY STATEMENT IN OPPOSITION

The company statement in opposition recommends a vote against the proposal because it alleges it would divert resources better used to support its sustainability efforts. This is a standard response by companies but ignores the fact that ESG shareholders need this information to be able to compare performance among their holdings. The report is necessary because the company has not specifically developed a policy on phase out of PS foam beverage and food packaging across its key brands, whereas competitor McDonald’s has already actively removed foam globally from its operations.

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9 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions based framework focused on plastic, November 2011, p.3. http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

10 UNEP, 2014, Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry http://www.unep.org/pdf/ValuingPlastic

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2019 Proxy Memo
YUM! Brands | Comprehensive Policy on Sustainable Packaging

Not only has YUM not set a date for such phase out, it has not been able to demonstrate it has kept current information on areas where foam is still used by each of its brands, suggesting management inattention and low priority to this important issue.

It suggests it already provides “comprehensive voluntary disclosure” on environmental sustainability issues. This is not the case. In addition to a lack of current information about where it uses foam packaging, it has made no progress report or broad commitment to phase out of plastic straws, which competitor Starbucks agreed to do by next year. Nor has it discussed or set goals in regard to whether or when it might provide front-of-house recycling at it locations, which McDonald’s has committed to do by 2025. The requested report would provide valuable information to shareholders on its policy position and plans to address these key plastic pollution environmental challenges.

CONCLUSION

•	Alarming new data indicates that plastic swept into oceans from consumer products like YUM Brands’ packaging could exceed the level of fish by weight by 2050.

•	Continued use of PS foam cups means branded containers found floating in rivers or on beaches have the potential to create brand risk, as well as contributing to environmental risks.

•	Leaders of 15 major companies called for phase out of use of PS for packaging purposes in January 2017.

•	Management has not indicated that it has analyzed these risks, or developed plans to phase out PS packaging globally, or to replace plastic straws or to provide front-of-house recycling, while key competitors noted above have taken such actions.

•	Shareholders and the company would benefit from the report requested by the proposal. The report would demonstrate that board and management is aware of and has studied the environmental and brand risk posed by PS foam waste, plastic straws and other packaging waste, and has developed a strategy to deal with it.

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